Alston&Bird llp
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404-881-7000
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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
March 17, 2010
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated November 13, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 5.
General
1.	Comment: Please update your financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Response: The Issuer has updated its financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X in Amendment No. 5.

Ms. Karen J. Garnett
March 17, 2010

Prior Performance Summary, page 102
2.	Comment: Refer to the disclosure on page 103 regarding historical distribution payments by your sponsor. Please revise to clarify that 60% of the Q1’09 distribution was paid in the form of common stock rather than cash, as disclosed in your 10-Q for the period ended September 30, 2009. Revise the disclosure to explain why there was no return of capital reflected in the distribution for this quarter. In addition, please update the disclosure to reflect the distributions paid in Q2 and Q3 2009, which were $.10 per share.

Response: The Issuer has revised the disclosure on page 103 as requested by the Commission.
Prior Performance Tables, page A-1
3.	Comment: Please tell us whether you intend to update the prior performance table as of the most recent fiscal quarter.

Response: The Issuer has updated the prior performance tables as of December 31, 2009 in Amendment No. 5.
Exhibits 5.1 and 8.1
4.	Comment: Please confirm that you will file final, executed legal and tax opinions as exhibits to the registration statement before requesting acceleration of the effective date.

Response: The Issuer has filed final, executed legal and tax opinions as exhibits to Amendment No. 5.

Ms. Karen J. Garnett
March 17, 2010

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely, /s/ Rosemarie A. Thurston Rosemarie A. Thurston Partner

cc:	Mr. Andrew C. Richardson Mr. Albert Tylis Mr. James H. Sullivan, Esq.